UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)of the Securities Exchange Act of 1934

Riviana Foods Inc.

(Name Of Subject Company (Issuer))

EBRO PULEVA PARTNERS G.P.

EBRO PULEVA S.A.
HERBA FOODS S.L.
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $1.00 PER SHARE

(Title of Class of Securities)

769536103

(CUSIP Number of Class of Securities)

Jaime Carbó Fernández

Chief Financial Officer
Ebro Puleva S.A.
Calle Villanueva 4
28001 Madrid
Spain
Telephone: +34 902 10 20 31
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Douglas L. Getter, Esq.
Dewey Ballantine
One London Wall
London EC2Y 5EZ
United Kingdom
Telephone: +44 (0)20 7456 6000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$403,334,945	$51,103

(1)	Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation is based upon the acquisition of (i) 14,529,823 shares of common stock of Riviana Foods Inc. (“Riviana”) outstanding as of July 23, 2004 and (ii) in-the-money exercisable options to purchase an aggregate of 1,133,670 shares of common stock of Riviana as of July 23, 2004 at a purchase price of $25.75 per share. The calculation of the filing fee is based upon Riviana’s representation of the number of outstanding shares of its common stock and options to purchase shares of its common stock as of July 23, 2004.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $126.70 per $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid: N/A

         Filing Party: N/A
         Form or Registration No.: N/A
         Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

SCHEDULE TO

      This Tender Offer Statement on Schedule TO (“Schedule TO”) relates to the offer by Ebro Puleva Partners G.P. (“Ebro Puleva Partners”), a Delaware general partnership, and a direct and indirect wholly-owned subsidiary of Ebro Puleva S.A. (“Ebro Puleva”), a sociedad anónima organized under the laws of Spain, to purchase all of the outstanding shares of common stock, par value $1.00 per share (the “Common Stock” or the “Shares”), of Riviana Foods Inc. (“Riviana”), a Delaware corporation, at a purchase price of $25.75 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 30, 2004 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the “Offer”), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively.

Items 1 through Item 12.

Item 1.     Summary Term Sheet

      The information set forth in the “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information

      (a) The name of the subject company is Riviana Foods Inc., a Delaware corporation. Riviana’s executive offices are located at 2777 Allen Parkway, Suite 1500, Houston, Texas 77019-2141, telephone: (713) 529-3251.

      (b) The class of securities to which this statement relates is the Common Stock (as defined above). Riviana has advised Ebro Puleva Partners that 14,529,823 Shares were issued and outstanding as of July 23, 2004. The information set forth on the cover page and in the “Introduction” of the Offer to Purchase is incorporated herein by reference.

      (c) The information set forth in Section 6 — “Price Range of the Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person

      (a) This tender offer statement is filed by Ebro Puleva, Herba Foods S.L. (“Herba Foods”), and Ebro Puleva Partners. The information set forth in Section 9 — “Certain Information Concerning the Purchaser, Parent and Other Persons; General Information” of the Offer to Purchase and on Schedule I thereto is incorporated herein by reference.

      (b) The information set forth in Section 9 — “Certain Information Concerning the Purchaser, Parent and Other Persons; General Information” of the Offer to Purchase and on Schedule I thereto is incorporated herein by reference.

      (c) The information set forth in Section 9 — “Certain Information Concerning the Purchaser, Parent and Other Persons; General Information” of the Offer to Purchase and on Schedule I thereto is incorporated herein by reference. During the last five years, none of Ebro Puleva Partners G.P., Ebro Puleva S.A. or Herba Foods S.L. or, to the best knowledge of the foregoing, any of the persons listed on Schedule I to the Offer to Purchase has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Item 4.	Terms of the Transaction

      (a)(1)(i) The information set forth on the cover page and in the “Summary Term Sheet” and the “Introduction” is incorporated herein by reference.

      (a)(1)(ii), (a)(2)(ii) The information set forth on the cover page and in the “Introduction,” “Summary Term Sheet” and Section 12 — “The Merger Agreement, Stockholder Agreements and Other Relevant Agreements” is incorporated herein by reference.

      (a)(1)(iii) The information set forth on the cover page and in the “Summary Term Sheet” and Section 1 — “Terms of the Offer; Expiration Date” is incorporated herein by reference.

      (a)(1)(iv)-(v) The information set forth in the “Summary Term Sheet,” Section 1 — “Terms of the Offer; Expiration Date,” and “Section 2 — Procedures for Accepting the Offer and Tendering Shares; Valid Tender of Shares” is incorporated herein by reference.

      (a)(1)(vi) The information set forth in the “Summary Term Sheet” and Section 3 — “Withdrawal Rights” is incorporated herein by reference.

      (a)(1)(vii) The information set forth on the cover page and in the “Summary Term Sheet,” Section 2 — “Procedures for Accepting the Offer and Tendering Shares; Valid Tender of Shares” and Section 3 — “Withdrawal Rights” is incorporated herein by reference.

      (a)(1)(viii) The information set forth in the “Summary Term Sheet” and Section 4 — “Acceptance for Payment and Payment for Shares” is incorporated herein by reference.

      (a)(1)(ix) Not applicable.

      (a)(1)(x), (a)(2)(v) Not applicable.

      (a)(1)(xi), (a)(2)(vi) The information set forth in Section 12 — “The Merger Agreement, Stockholder Agreements and Other Relevant Agreements” is incorporated herein by reference.

      (a)(1)(xii), (a)(2)(vii) The information set forth in the “Summary Term Sheet” and Section 5 — “Certain U.S. Federal Income Tax Consequences” is incorporated herein by reference.

      (a)(2)(i) The information set forth on the cover page and in the “Introduction,” Section 1 — “Terms of the Offer; Expiration Date” and Section 12 — “The Merger Agreement, Stockholder Agreements and Other Relevant Agreements” is incorporated herein by reference.

      (a)(2)(iii) The information set forth in Section 10 — “Background of the Offer; Contacts with Riviana” and Section 11 — “Purpose of the Offer and the Merger; Plans for Riviana” is incorporated herein by reference.

      (a)(2)(iv) The information set forth in the “Introduction” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

      (a) The information set forth in Section 9 — “Certain Information Concerning Purchaser, Parent and Other Persons; General Information” is incorporated herein by reference.

      (b) The information set forth in Section 10 — “Background of the Offer; Contacts with Riviana” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals

      (a) The information set forth in Section 10 — “Background of the Offer; Contacts with Riviana” and Section 11 — “Purpose of the Offer and the Merger; Plans for Riviana” is incorporated herein by reference.

      (c)(1)-(3), (5)-(7) The information set forth in Section 10 — “Background of the Offer; Contacts with Riviana” and Section 11 — “Purpose of the Offer and the Merger; Plans for Riviana” is incorporated herein by reference.

      (c)(4) The information set forth in the “Introduction,” Section 10 — “Background of the Offer; Contacts with Riviana,” Section 11 — “Purpose of the Offer and the Merger; Plans for Riviana” and Section 12 — “The Merger Agreement, Stockholder Agreements and Other Relevant Agreements” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration

      (a) The information set forth in Section 13 — “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

      (b) No conditions to financing. No alternative financing arrangements or alternative financing plans available.

      (d) The information set forth in Section 13 — “Source and Amount of Funds” of the Offer to Purchase and the Commitment Letter is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company

      (a) None of Ebro Puleva, Herba Foods or Ebro Puleva Partners or, to the best knowledge of the foregoing, any associate or majority-owned subsidiary of the foregoing, or any of the persons listed in Schedule I incorporated herein or any associate or majority-owned subsidiary of any such person, beneficially owns or has a right to acquire any equity security of Riviana that would be required to be disclosed under this Item 8(a).

      (b) None of Ebro Puleva, Herba Foods, or Ebro Puleva Partners or, to the best knowledge of the foregoing, any associate or majority-owned subsidiary of the foregoing, or any of the persons listed in Schedule I incorporated herein or any associate or majority-owned subsidiary of any such person, has effected any transaction in any equity security of Riviana during the past 60 days that would be required to be disclosed under this Item 8(b).

Item 9.	Persons/ Assets, Retained, Employed, Compensated or Used

      (a) The information set forth in the “Introduction” and Section 17 — “Certain Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements

      The consideration in the Offer consists solely of cash. The Offer is not subject to any financing condition and the Offer is for all outstanding securities of the subject class. Therefore, pursuant to Instruction 2 to Item 10 of Schedule TO, the financial statements of Ebro Puleva Partners, Ebro Puleva and Herba Foods are not required.

Item 11.	Additional Information

      (a)(1) The information set forth in Section 9 — “Certain Information Concerning Purchaser, Parent and Other Persons; General Information” and Section 11 — “Purpose of the Offer and the Merger; Plans for Riviana” of the Offer to Purchase is incorporated herein by reference.

      (a)(2), (a)(3) The information set forth in Section 1 — “Terms of the Offer; Expiration Date,” Section 15 — “Certain Conditions of the Offer” and Section 16 — “Required Regulatory Approvals; General” of the Offer to Purchase is incorporated herein by reference.

      (a)(4) The information set forth in Section 7 — “Effect of the Offer on the Market for the Shares; Nasdaq Quotation; Exchange Act Registration; Margin Regulations” of the Offer to Purchase is incorporated herein by reference.

      (a)(5) Not applicable.

      (b) The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits

(a)(1)(A)	Offer to Purchase, dated July 30, 2004.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)	Press Release issued by Ebro Puleva S.A. on July 23, 2004, incorporated herein by reference to Exhibit (a)(5)(1) to Schedule TO-C of Ebro Puleva S.A. previously filed with the United States Securities and Exchange Commission.
(a)(1)(H)	Materials from Analyst Presentation made by Ebro Puleva S.A. on July 23, 2004, incorporated herein by reference to Exhibit (a)(5)(2) to Schedule TO-C of Ebro Puleva S.A. previously filed with the United States Securities and Exchange Commission.
(a)(1)(I)	Summary Advertisement, dated July 30, 2004, appearing in The Wall Street Journal National Edition.
(b)	Commitment Letter from JPMorgan Bank, dated July 21, 2004.
(d)(1)	Agreement and Plan of Merger, dated as of July 23, 2004, by and among Ebro Puleva S.A., Ebro Puleva Partners G.P. and Riviana Foods Inc.
(d)(2)	Confidentiality Agreement, dated as of May 4, 2004, by and between Ebro Puleva S.A. and Riviana Foods Inc.
(d)(3)	Form of Stockholder Agreement, dated as of July 23, 2004, by and among Ebro Puleva S.A., Ebro Puleva Partners G.P. and certain Stockholders of Riviana Foods Inc.
(g)	None.
(h)	None.

SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EBRO PULEVA PARTNERS G.P.

By:	EBRO PULEVA S.A.,

its General Partner

By:	/s/ ANTONIO HERNÁNDEZ CALLEJAS

Name: Antonio Hernández Callejas

Title: Chief Executive Officer

By:	/s/ JAIME CARBÓ FERNÁNDEZ

Name: Jaime Carbó Fernández

Title: Chief Financial Officer

EBRO PULEVA S.A.

By:	/s/ ANTONIO HERNÁNDEZ CALLEJAS

Name: Antonio Hernández Callejas
Title: Chief Executive Officer

By:	/s/ JAIME CARBÓ FERNÁNDEZ

Name: Jaime Carbó Fernández
Title: Chief Financial Officer

HERBA FOODS S.L.

By:	/s/ ANTONIO HERNÁNDEZ CALLEJAS

Name: Antonio Hernández Callejas
Title: Director

Dated: July 30, 2004

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated July 30, 2004.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)	Press Release issued by Ebro Puleva S.A. on July 23, 2004, incorporated herein by reference to Exhibit (a)(5)(1) to Schedule TO C of Ebro Puleva S.A. previously filed with the United States Securities and Exchange Commission.
(a)(1)(H)	Materials from Analyst Presentation made by Ebro Puleva S.A. on July 23, 2004, incorporated herein by reference to Exhibit (a)(5)(2) to Schedule TO-C of Ebro Puleva S.A. previously filed with the United States Securities and Exchange Commission.
(a)(1)(I)	Summary Advertisement, dated July 30, 2004, appearing in The Wall Street Journal National Edition.
(b)	Commitment Letter of JPMorgan Bank dated July 21, 2004.
(d)(1)	Agreement and Plan of Merger, dated as of July 23, 2004, by and among Ebro Puleva S.A., Ebro Puleva Partners G.P. and Riviana Foods Inc.
(d)(2)	Confidentiality Agreement, dated as of May 4, 2004, by and between Ebro Puleva S.A. and Riviana Foods Inc.
(d)(3)	Form of Stockholder Agreements, dated as of July 23, 2004, by and among Ebro Puleva S.A., Ebro Puleva Partners G.P. and certain Stockholders of Riviana Foods Inc.
(g)	None.
(h)	None.